Exhibit 99.1

51job, Inc. Reports Third Quarter 2021 Financial Results

SHANGHAI, December 15, 2021 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2021 ended September 30, 2021.

Third Quarter 2021 Financial Highlights:

•	Net revenues increased 19.3% over Q3 2020 to RMB1,081.4 million (US$167.8 million)

•	Online recruitment services revenues increased 17.8%

•	Other human resource related revenues increased 21.7%

•	Income from operations was RMB129.7 million (US$20.1 million)

•	Fully diluted earnings per share was RMB0.68 (US$0.11)

•	Non-GAAP adjusted fully diluted earnings per share[1] was RMB1.97 (US$0.31)

Third Quarter 2021 Unaudited Financial Results

Net revenues for the third quarter ended September 30, 2021 were RMB1,081.4 million (US$167.8 million), an increase of 19.3% from RMB906.1 million for the same quarter in 2020.

Online recruitment services revenues for the third quarter of 2021 increased 17.8% to RMB642.6 million (US$99.7 million) compared with RMB545.5 million for the same quarter in 2020 primarily due to the improvement in hiring demand and activity from employers this year. The Company believes current operating conditions for its recruitment business remain positive, but developments surrounding the COVID-19 pandemic, occasional restrictions instituted by authorities to contain outbreaks in China, and global economic uncertainty may affect employer hiring plans and behaviors.

Other human resource related revenues for the third quarter of 2021 increased 21.7% to RMB438.8 million (US$68.1 million) from RMB360.6 million for the same quarter in 2020. The growth was primarily driven by solid customer demand for training, placement and business process outsourcing services this year.

Cost of services for the third quarter of 2021 increased 24.3% to RMB399.9 million (US$62.1 million) from RMB321.7 million for the same quarter in 2020 primarily due to higher employee compensation expenses and staff additions this year. Gross profit for the third quarter of 2021 increased 16.6% to RMB681.5 million (US$105.8 million) from RMB584.4 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 63.0% in the third quarter of 2021 compared with 64.5% for the same quarter in 2020.

1 Adjusted fully diluted earnings per share is a non-GAAP financial measure, which excludes share-based compensation expense, gain/loss from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items. Please refer to the “Use of Non-GAAP Financial Measures” section and “Reconciliation of GAAP and Non-GAAP Results” tables contained in this press release.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

Operating expenses for the third quarter of 2021 increased 34.8% to RMB551.8 million (US$85.6 million) from RMB409.3 million for the same quarter in 2020. Sales and marketing expenses for the third quarter of 2021 increased 46.0% to RMB457.4 million (US$71.0 million) from RMB313.2 million for the same quarter of the prior year, primarily due to greater spending on brand advertising, headcount additions and higher employee compensation expenses. Advertising and promotion expenses increased 123.2% to RMB130.8 million (US$20.3 million) for the third quarter of 2021 from RMB58.6 million for the same quarter of the prior year. The Company intends to maintain significant sales and marketing investments to strengthen its brands and promote its wide range of service offerings to employers and job seekers.

General and administrative expenses for the third quarter of 2021 decreased 1.8% to RMB94.4 million (US$14.7 million) from RMB96.2 million for the same quarter of the prior year, primarily due to a smaller provision for credit losses and less share-based compensation expense, which was partially offset by an increase in staff salaries and social insurance payments.

Income from operations for the third quarter of 2021 was RMB129.7 million (US$20.1 million) compared with RMB175.0 million for the third quarter of 2020. Operating margin, which is income from operations as a percentage of net revenues, was 12.0% for the third quarter of 2021 compared with 19.3% for the same quarter in 2020. Excluding share-based compensation expense, operating margin would have been 14.9% for the third quarter of 2021 compared with 23.0% for the same quarter in 2020.

The Company recognized a gain from foreign currency translation of RMB2.3 million (US$0.4 million) in the third quarter of 2021 compared with a loss of RMB29.2 million in the third quarter of 2020, primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

Interest and investment income for the third quarter of 2021 was RMB64.6 million (US$10.0 million) compared with RMB58.3 million for the third quarter of 2020, primarily due to a larger amount of cash allocated to higher interest-bearing bank deposit products.

The Company recognized a mark-to-market, non-cash loss of RMB59.2 million (US$9.2 million) in the third quarter of 2021 compared with RMB46.5 million in the third quarter of 2020 associated with a change in fair value of listed equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange. The Company also recognized RMB80.4 million (US$12.5 million) in professional services fees and administrative expenses related to the proposed going-private transaction in the third quarter of 2021.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

Other income in the third quarter of 2021 included local government financial subsidies of RMB4.6 million (US$0.7 million) compared with RMB5.6 million in the third quarter of 2020.

Net income attributable to 51job for the third quarter of 2021 was RMB46.6 million (US$7.2 million) compared with RMB173.3 million for the same quarter in 2020. Fully diluted earnings per share for the third quarter of 2021 was RMB0.68 (US$0.11) compared with RMB2.55 for the same quarter in 2020.

In the third quarter of 2021, total share-based compensation expense was RMB31.4 million (US$4.9 million) compared with RMB33.5 million in the third quarter of 2020.

Excluding share-based compensation expense, gain/loss from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2021 was RMB134.9 million (US$20.9 million) compared with RMB243.0 million for the third quarter of 2020. Non-GAAP adjusted fully diluted earnings per share was RMB1.97 (US$0.31) in the third quarter of 2021 compared with RMB3.57 in the third quarter of 2020.

As of September 30, 2021, cash and short-term investments totaled RMB10,169.4 million (US$1,578.3 million) compared with RMB10,761.9 million as of December 31, 2020.

Purchase of New Headquarters Office Building

In July 2021, the Company entered into an agreement to purchase an office building in the Qiantan area of Pudong District, Shanghai. The total purchase price is expected to be RMB2,051.5 million (US$318.4 million), of which RMB1,026.9 million (US$159.4 million) has been paid as of September 30, 2021. The Company will fund the purchase with existing cash resources and a long-term bank loan in the amount of RMB1,050.0 million (US$163.0 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.4434 to US$1.00, the noon buying rate on September 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation and change in fair value of listed equity securities investment, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	545,501	642,550	99,722
Other human resource related revenues	360,604	438,801	68,101
Net revenues	906,105	1,081,351	167,823
Cost of services (Note 2)	(321,748)	(399,888)	(62,062)
Gross profit	584,357	681,463	105,761

Operating expenses:
Sales and marketing (Note 3)	(313,170)	(457,365)	(70,982)
General and administrative (Note 4)	(96,165)	(94,435)	(14,656)
Total operating expenses	(409,335)	(551,800)	(85,638)

Income from operations	175,022	129,663	20,123
Gain (Loss) from foreign currency translation	(29,215)	2,302	357
Interest and investment income, net	58,284	64,593	10,025
Change in fair value of listed equity securities investment	(46,533)	(59,168)	(9,183)
Fees and expenses related to proposed going-private transaction (Note 5)	—	(80,365)	(12,472)
Change in fair value of long-term investment	39,614	—	—
Other income, net	6,692	4,154	645
Income before income tax expense	203,864	61,179	9,495
Income tax expense	(39,330)	(20,347)	(3,158)
Net income	164,534	40,832	6,337
Net loss attributable to non-controlling interests	8,788	5,795	899
Net income attributable to 51job, Inc.	173,322	46,627	7,236

Net income	164,534	40,832	6,337
Other comprehensive income (loss)	(597)	17	3
Total comprehensive income	163,937	40,849	6,340

Earnings per share:
Basic	2.58	0.69	0.11
Diluted	2.55	0.68	0.11

Weighted average number of common shares outstanding:
Basic	67,185,235	67,437,209	67,437,209
Diluted	68,089,693	68,397,787	68,397,787

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4434 to US$1.00 on September 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB5,345 and RMB5,009 (US$777) for the three months ended September 30, 2020 and 2021, respectively.

(3) Includes share-based compensation expense of RMB4,595 and RMB4,305 (US$668) for the three months ended September 30, 2020 and 2021, respectively.

(4) Includes share-based compensation expense of RMB23,603 and RMB22,104 (US$3,431) for the three months ended September 30, 2020 and 2021, respectively.

(5) Includes fees and expenses of RMB12,722 (US$1,974) incurred in the three months ended June 30, 2021.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	1,595,772	1,778,506	276,020
Other human resource related revenues	930,072	1,296,739	201,251
Net revenues	2,525,844	3,075,245	477,271
Cost of services (Note 2)	(847,227)	(1,141,538)	(177,164)
Gross profit	1,678,617	1,933,707	300,107

Operating expenses:
Sales and marketing (Note 3)	(882,094)	(1,386,931)	(215,248)
General and administrative (Note 4)	(285,999)	(300,041)	(46,566)
Total operating expenses	(1,168,093)	(1,686,972)	(261,814)

Income from operations	510,524	246,735	38,293
Loss from foreign currency translation	(19,591)	(4,876)	(757)
Interest and investment income, net	169,018	156,548	24,296
Change in fair value of listed equity securities investment	20,164	(77,581)	(12,040)
Fees and expenses related to proposed going-private transaction (Note 5)	—	(84,187)	(13,066)
Change in fair value of long-term investment	39,614	—	—
Other income, net	155,617	93,898	14,573
Income before income tax expense	875,346	330,537	51,299
Income tax expense	(135,722)	(72,511)	(11,254)
Net income	739,624	258,026	40,045
Net loss attributable to non-controlling interests	15,604	27,502	4,268
Net income attributable to 51job, Inc.	755,228	285,528	44,313

Net income	739,624	258,026	40,045
Other comprehensive loss	(294)	(146)	(23)
Total comprehensive income	739,330	257,880	40,022

Earnings per share:
Basic	11.27	4.23	0.66
Diluted	11.11	4.18	0.65

Weighted average number of common shares outstanding:
Basic	67,000,172	67,426,629	67,426,629
Diluted	67,992,639	68,267,453	68,267,453

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4434 to US$1.00 on September 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB17,341 and RMB19,086 (US$2,962) for the nine months ended September 30, 2020 and 2021, respectively.

(3) Includes share-based compensation expense of RMB14,907 and RMB16,407 (US$2,546) for the nine months ended September 30, 2020 and 2021, respectively.

(4) Includes share-based compensation expense of RMB76,549 and RMB84,172 (US$13,064) for the nine months ended September 30, 2020 and 2021, respectively.

(5) Includes fees of RMB3,822 (US$593), which were previously reflected in general and administrative expenses for the three months ended June 30, 2021.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	203,864	61,179	9,495
Add: Share-based compensation	33,543	31,418	4,876
Add (Less): (Gain) Loss from foreign currency translation	29,215	(2,302)	(357)
Add: Change in fair value of listed equity securities investment	46,533	59,168	9,183
Less: Change in fair value of long-term investment	(39,614)	—	—
Non-GAAP income before income tax expense	273,541	149,463	23,197
GAAP income tax expense	(39,330)	(20,347)	(3,158)
Tax effect of non-GAAP line items	(32)	2	0
Non-GAAP income tax expense	(39,362)	(20,345)	(3,158)
Non-GAAP adjusted net income	234,179	129,118	20,039
Non-GAAP adjusted net income attributable to 51job, Inc.	242,967	134,913	20,938
Non-GAAP adjusted earnings per share:
Basic	3.62	2.00	0.31
Diluted	3.57	1.97	0.31
Weighted average number of common shares outstanding:
Basic	67,185,235	67,437,209	67,437,209
Diluted	68,089,693	68,397,787	68,397,787

	For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	875,346	330,537	51,299
Add: Share-based compensation	108,797	119,665	18,572
Add: Loss from foreign currency translation	19,591	4,876	757
Add (Less): Change in fair value of listed equity securities investment	(20,164)	77,581	12,040
Less: Change in fair value of long-term investment	(39,614)	—	—
Non-GAAP income before income tax expense	943,956	532,659	82,668
GAAP income tax expense	(135,722)	(72,511)	(11,254)
Tax effect of non-GAAP line items	(71)	86	13
Non-GAAP income tax expense	(135,793)	(72,425)	(11,241)
Non-GAAP adjusted net income	808,163	460,234	71,427
Non-GAAP adjusted net income attributable to 51job, Inc.	823,767	487,736	75,695
Non-GAAP adjusted earnings per share:
Basic	12.29	7.23	1.12
Diluted	12.12	7.14	1.11
Weighted average number of common shares outstanding:
Basic	67,000,172	67,426,629	67,426,629
Diluted	67,992,639	68,267,453	68,267,453

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4434 to US$1.00 on September 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports Third Quarter 2021 Financial Results

December 15, 2021

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	3,292,698	9,984,321	1,549,542
Restricted cash	2,258	—	—
Short-term investments	7,469,213	185,030	28,716
Accounts receivable (net of allowance of RMB26,798 and RMB26,513 as of December 31, 2020 and September 30, 2021, respectively)	290,480	357,342	55,459
Prepayments and other current assets	492,980	642,786	99,759
Total current assets	11,547,629	11,169,479	1,733,476
Non-current assets:
Time deposits	719,189	738,831	114,665
Long-term investments	1,576,250	1,497,133	232,351
Property and equipment, net	273,157	270,573	41,992
Goodwill	1,036,124	1,036,124	160,804
Intangible assets, net	163,503	136,280	21,150
Right-of-use assets	307,869	308,682	47,907
Other long-term assets	13,946	1,056,312	163,937
Deferred tax assets	38,013	48,022	7,453
Total non-current assets	4,128,051	5,091,957	790,259
Total assets	15,675,680	16,261,436	2,523,735

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Current portion of long-term bank loan	—	2,500	388
Accounts payable	83,087	123,073	19,101
Salary and employee related accrual	182,565	187,699	29,130
Taxes payable	172,254	148,388	23,029
Advances from customers	1,158,604	1,290,050	200,213
Lease liabilities, current	34,952	42,821	6,646
Other payables and accruals	1,178,955	1,192,137	185,016
Total current liabilities	2,810,417	2,986,668	463,523
Non-current liabilities:
Long-term bank loan	—	47,500	7,372
Lease liabilities, non-current	44,949	42,476	6,592
Deferred tax liabilities	232,087	212,366	32,959
Total non-current liabilities	277,036	302,342	46,923
Total liabilities	3,087,453	3,289,010	510,446

Mezzanine equity:
Redeemable non-controlling interests	189,811	161,318	25,036

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 67,406,657 and 67,437,209 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	54	54	8
Additional paid-in capital	5,206,154	5,333,135	827,690
Statutory reserves	18,474	18,474	2,867
Accumulated other comprehensive income	276,975	276,829	42,963
Retained earnings	6,871,090	7,156,618	1,110,690
Total 51job, Inc. shareholders' equity	12,372,747	12,785,110	1,984,218
Non-controlling interests	25,669	25,998	4,035
Total equity	12,398,416	12,811,108	1,988,253
Total liabilities, mezzanine equity and equity	15,675,680	16,261,436	2,523,735

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4434 to US$1.00 on September 30, 2021 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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